United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2006

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information presented herein is derived from the historical consolidated financial statements of CVRD and Inco. The pro forma financial information has been prepared in accordance with U.S. GAAP using the purchase method of accounting, with the acquisition of Inco by CVRD assumed to have occurred on January 1, 2005 for statement of income purposes, and on September 30, 2006 for balance sheet purposes. The preparation of the pro forma financial information assumes that upon completion of the acquisition of Inco, CVRD will own 100% of Inco. By November 3, 2006 CVRD had acquired 86.57% of the outstanding common shares of Inco for cash consideration of US$14,895 million.

The pro forma information has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to the following financial statements incorporated by reference herein: (a) the audited consolidated financial statements of CVRD for the year ended December 31, 2005, which were prepared in accordance with U.S. GAAP, (b) the audited consolidated financial statements of Inco for the year ended December 31, 2005, which were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and reconciled to U.S. GAAP in the footnotes to such statements, (c) the unaudited consolidated financial statements of CVRD for the period ended September 30, 2006, which were prepared in accordance with U.S. GAAP, and (d) the unaudited consolidated financial statements of Inco for the period ended September 30, 2006, which were prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP in the footnotes to such statements.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of CVRD would have been if the combination of CVRD and Inco had occurred on the dates assumed, nor are they necessarily indicative of CVRD’s future consolidated results of operations or consolidated financial position. In this regard, we note that the pro forma financial information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits that may be derived from the combined company’s growth projects or brownfield expansions or (iv) changes in commodities prices and exchange rates subsequent to the dates of the pro forma financial information.

CVRD has not developed formal plans for combining the operations of CVRD and Inco. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate reorganization. These additional liabilities and costs have not been contemplated in the pro forma financial information because information necessary to reasonably estimate such costs and to formulate detailed reorganization plans is not yet available. The allocation of the purchase price to acquired assets and liabilities and evaluation of conformity in accounting policies in the pro forma financial information are based on management’s preliminary estimates. Such allocations and evaluation will be finalized based on valuation and other studies to be performed by management. Accordingly, the purchase price allocation adjustments, the adjustments to conform accounting policies and related impacts may differ materially from the amounts assumed in the pro forma financial information.

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Statements of Income (Unaudited)

	Nine-month period ended September 30, 2006
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	10,060	5,345	—		15,405
Revenues from logistic services	1,034	—	—		1,034
Aluminum products	1,707	—	—		1,707
Other products and services	68	—	—		68

	12,869	5,345	—		18,214
Taxes on revenues	(531)	—	—		(531)

Net operating revenues	12,338	5,345	—		17,683

Operating costs and expenses
Cost of ores and metals sold	(4,186)	(3,193)	(317	)(A,B)	(7,696)
Cost of logistic services	(573)	—	—		(573)
Cost of aluminum products	(963)	—	—		(963)
Others	(38)	—	—		(38)

	(5,760)	(3,193)	(317)		(9,270)
Selling, general and administrative expenses	(547)	(186)	—		(733)
Research and development	(306)	(46)	—		(352)
Employee profit sharing plan	(97)	—	—		(97)
Takeover-related income	—	174	—		174
Others	(171)	(49)	—		(220)

	(6,881)	(3,300)	(317)		(10,498)

Operating income	5,457	2,045	(317)		7,185

Non-operating income (expenses)
Financial income	146	170	(149	)(C)	167
Financial expenses	(630)	(59)	(626	)(C)	(1,315)
Foreign exchange and monetary gains (losses), net	325	(83)	—		242
Gain on sale of investments	363	—	—		363

	204	28	(775)		(543)

Income before income taxes, equity results and minority interests	5,661	2,073	(1,092)		6,642

Income taxes
Current	(819)	(810)	371	(D)	(1,258)
Deferred	(62)	30	—		(32)

	(881)	(780)	371		(1,290)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	527	—	—		527
Minority interests	(352)	(80)	—		(432)

Net income	4,955	1,213	(721)		5,447

Basic and diluted earnings per Preferred Class A Share	2.04				2.24

Basic and diluted earnings per Common Share	2.04				2.24

Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608				1,471,608
Preferred Class A shares	955,873				955,873
Other Data
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends					5.15x

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Statements of Income (Unaudited)

	Year ended December 31, 2005
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	10,767	4,518	—		15,285
Revenues from logistic services	1,216	—	—		1,216
Aluminum products	1,408	—	—		1,408
Other products and services	14	—	—		14

	13,405	4,518	—		17,923
Taxes on revenues	(613)	—	—		(613)

Net operating revenues	12,792	4,518	—		17,310

Operating costs and expenses
Cost of ores and metals sold	(4,620)	(2,953)	(458	)(A,B)	(8,031)
Cost of logistic services	(705)	—	—		(705)
Cost of aluminum products	(893)	—	—		(893)
Others	(11)	—	—		(11)

	(6,229)	(2,953)	(458)		(9,640)
Selling, general and administrative expenses	(583)	(207)	—		(790)
Research and development	(277)	(82)	—		(359)
Employee profit sharing plan	(97)	—	—		(97)
Others	(174)	(76)	—		(250)

	(7,360)	(3,318)	(458)		(11,136)

Operating income	5,432	1,200	(458)		6,174

Non-operating income (expenses)
Financial income	123	20	(199	)(C)	(56)
Financial expenses	(560)	(49)	(835	)(C)	(1,444)
Foreign exchange and monetary gains (losses), net	299	(101)	—		198
Gain on sale of investments	126	—	—		126

	(12)	(130)	(1,034)		(1,176)

Income before income taxes, equity results and minority interests	5,420	1,070	(1,492)		4,998

Income taxes
Current	(754)	(364)	507	(D)	(611)
Deferred	(126)	(14)	—		(140)

	(880)	(378)	507		(751)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	760	—	—		760
Minority interests	(459)	(64)	—		(523)

Net income	4,841	628	(985)		4,484

Basic and diluted earnings per Preferred Class A Share	2.10				1.95

Basic and diluted earnings per Common Share	2.10				1.95

Weighted average number of shares outstanding, after stock split (thousands of shares)
Common shares	1,471,608				1,471,608
Preferred Class A shares	831,432				831,432
Other Data
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends					4.02x

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Balance Sheet (Unaudited)

	September 30, 2006
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Assets
Current assets
Cash and cash equivalents	2,891	1,828	(3,825	)(E,G,I)	894
Accounts receivable
Related parties	213	334	—		547
Unrelated parties	2,045	1,028	—		3,073
Loans and advances to related parties	59	—	—		59
Inventories	1,336	1,342	2,097	(F)	4,775
Deferred income tax	358	128	—		486
Recoverable taxes	303	—	—		303
Others	374	70	—		444

	7,579	4,730	(1,728)		10,581

Property, plant and equipment, net	19,427	7,924	12,310	(F)	39,661
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,690	164	—		1,854
Other assets
Goodwill on acquisition of subsidiaries	594	—	2,699		3,293
Loans and advances
Related parties	5	—	—		5
Unrelated parties	67	—	—		67
Prepaid pension cost	455	126	(126	)(F)	455
Judicial deposits	828	—	—		828
Recoverable taxes	208	—	—		208
Advances to suppliers—energy	429	—	—		429
Others	266	178	149	(E)	593

	2,852	304	2,722		5,878

TOTAL	31,548	13,122	13,304		57,974

COMPANHIA VALE DO RIO DOCE

Pro Forma Consolidated Balance Sheet (Unaudited)—(Continued)

	September 30, 2006
(in millions of US dollars)	CVRD	Inco	Pro forma adjustments		Consolidated
Liabilities and stockholders’ equity
Current liabilities
Suppliers	908	330	—		1,238
Payroll and related charges	235	205	—		440
Remuneration attributed to stockholders	628	—	—		628
Current portion of long-term debt—unrelated parties	978	19	—		997
Short-term debt	233	—	—		233
Loans from related parties	46	—	—		46
Provision for income taxes	340	—	—		340
Taxes payable	92	642	—		734
Employees post-retirement benefits	36	71	—		107
Others	358	1,033	—		1,391

	3,854	2,300	—		6,154

Long-term liabilities
Employees post-retirement benefits	252	1,542	207	(F)	2,001
Long-term debt—unrelated parties	4,612	1,853	14,409	(C)	20,874
Loans from related parties	1	—	—		1
Provisions for contingencies	1,425	—	—		1,425
Unrealized loss on derivative instruments	247	212	—		459
Deferred income tax	360	1,378	3,360	(H)	5,098
Provisions for asset retirement obligations	250	175	—		425
Others	478	74	—		552

	7,625	5,234	17,976		30,835

Minority interests	1,189	916	—		2,105

Stockholders’ equity
Preferred class A stock—1,800,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	—	—		4,702
Common stock—900,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,849	(3,849	)(J)	3,806
Treasury stock—15,172,516 preferred and 28,291,020 common shares	(389)	—	—		(389)
Additional paid-in capital	498	544	(544	)(J)	498
Other cumulative comprehensive deficit	(1,792)	(759)	759	(J)	(1,792)
Appropriated retained earnings	4,706	—	—		4,706
Unappropriated retained earnings	7,349	1,038	(1,038	)(J)	7,349

	18,880	4,672	(4,672)		18,880

TOTAL	31,548	13,122	13,304		57,974

Basis of Presentation

The unaudited pro forma condensed consolidated financial information is derived from historical consolidated financial statements of CVRD and Inco incorporated by reference into this registration statement. The pro forma financial information has been prepared in accordance with U.S. GAAP using the purchase method of accounting, with the acquisition of Inco by CVRD assumed to have occurred on January 1, 2005 for statement of income purposes, and on September 30, 2006 for balance sheet purposes. The preparation of the pro forma financial information assumes that upon completion of the acquisition of Inco, CVRD will own 100% of Inco. By November 3, 2006 CVRD had acquired 86.57% of the outstanding common shares of Inco for cash consideration of US$14,895 million.

The Offer

CVRD made an offer to acquire 100% of the issued and outstanding common shares of Inco for cash at a price of Cdn$86.00 per share. On September 30, 2006, the exchange rate was 1.1250 Cdn$ / 1US$, resulting in cash consideration of US$ 76.44 per share and a total purchase price of US$ 16,869 million based on the number of outstanding shares on that date. CVRD is paying the purchase price with its own cash and with US$14,600 million drawn under its senior acquisition facility. The term of the senior acquisition facility is two years, and it bears interest at LIBOR plus 40 basis points in the first year, and LIBOR plus 60 basis points in the second year.

The transaction will be accounted for under the purchase method of accounting. The pro forma adjustments reflect CVRD’s acquisition of 100 percent of Inco’s net assets at their fair values at September 30, 2006, and the accounting for Inco as a wholly-owned subsidiary.

The purchase price for the business combination is estimated as follows (dollars and shares in millions, except per share data):

CVRD’s acquisition of Inco:
Cash consideration using the US$/Cdn$ exchange rate as of September 30, 2006	$16,869
Estimated transaction costs	32

Purchase price	16,901
Book value of assets acquired and liabilities assumed, net	(4,672)
Fair value adjustments of assets acquired and liabilities assumed, net	(12,890)
Adjustment to deferred taxes	3,360

Goodwill	2,699

Pro Forma Assumptions and Adjustments

The following assumptions and related pro forma adjustments give effect to the business combination of CVRD and Inco as if such combination had occurred on January 1, 2005 for the unaudited pro forma consolidated statement of income for the nine-month interim period ended September 30, 2006, and for the year ended December 31, 2005, and on September 30, 2006, for the unaudited pro forma consolidated balance sheet.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of CVRD would have been if the combination of CVRD and Inco had occurred on the dates assumed, nor are they necessarily indicative of CVRD’s future consolidated results of operations or consolidated financial position.

The pro forma financial information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits that may be derived from the combined company’s growth projects or brownfield expansions, or (iv) changes in commodities prices and exchange rates subsequent to the dates of the pro forma financial information.

CVRD has not developed formal plans for combining the operations of CVRD and Inco. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate reorganization. These additional liabilities and costs have not been contemplated in the pro forma financial information because information necessary to reasonably estimate such costs and to formulate detailed reorganization plans is not yet available. CVRD is in the process of issuing additional long-term debt with the purpose of extinguishing the shorter-term debt incurred in connection with the acquisition. The terms of the additional long-term debt are unknown at this time, and the effects of changes in interest rates or debt issuance costs are not reflected in the pro forma financial information. The allocation of the purchase price to acquired assets and liabilities and evaluation of conformity in accounting policies in the pro forma financial information are based on management’s preliminary estimates. Such allocations and evaluation will be finalized based on valuation and other studies to be performed by management. Accordingly, the allocation of the purchase price, the adjustments to conform accounting policies and related impacts may differ materially from the amounts assumed in the pro forma financial information.

The pro forma financial information includes the following significant pro forma assumptions and adjustments:

(A) This pro forma adjustment represents the estimated increase of US$462 million for the nine months period ended September 30, 2006 and US$615 million for the year ended December 31, 2005 to depreciation, depletion and amortization expense associated with the preliminary estimated fair value adjustment of US$12,310 million allocated to property, plant, and equipment as further discussed in Note (F).

(B) This pro forma adjustment eliminates amortization expense for past service costs and net actuarial losses relating to post-retirement benefits.

(C) This pro forma adjustment recognizes imputed interest expense in the year ended December 31, 2005, and the nine months ended September 30, 2006, resulting from the repayment of convertible debt of Inco, the fair value adjustment of Inco’s long-term debt and CVRD’s incurrence of US$14,600 million of debt at an interest rate of LIBOR + 0.4% which is equal to 5.72% per annum at the acquisition date. The 5.72% per annum interest rate has been used for all periods presented herein.

This pro forma adjustment also recognizes reduction in interest income in the year ended December 31, 2005, and the nine months ended September 30, 2006, resulting from cash disbursements in connection with the acquisition. If the interest rate were to increase by 1/8%, the interest expense would increase by US$19 million per year and net income would decrease by US$12 million per year.

(D) This pro forma adjustment recognizes the impact on income tax expense of the above pro-forma adjustments.

(E) This pro-forma adjustment recognizes (i) US$149 million of estimated debt acquisition costs, consisting primarily of investment bankers, financing fees and related taxes; (ii) US$32 million in estimated legal fees, accountants fees, financial printing and underwriter fees related to the purchase of Inco; (iii) US$685 million related to liquidation of convertible debt of Inco; and (iv) US$2,269 million of CVRD’s own cash used in the purchase of Inco shares. These estimates are preliminary and subject to change.

(F) The pro forma adjustments to fair value of Inco’s net reported assets are estimated as follows (in millions):

Adjustment to fair value inventory	$2,097
Adjustment to fair value property, plant and equipment	$12,310
Adjustment to fair value pension and other post-retirement benefits obligations	$(333)
Adjustment to fair value debt	$(494)
Adjustment to fair value contractual obligations	$(691)

Due to limited currently available information, the allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments in the pro forma statement of income. Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

CVRD has not completed a detailed assessment of the fair values of assets and liabilities of Inco and the related business integration plans and synergies. The ultimate purchase price allocation may include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects and intangible assets after a full assessment has been completed.

The preliminary allocation of US$12,310 million to property, plant and equipment is primarily based on the estimated present value of the discounted cash flows from the long-lived reserves and resources that Inco owns directly or through joint ventures with other companies and a valuation of certain of its undeveloped properties resources and project opportunities based on either estimated cash flows or estimated comparable transaction values. Management’s forecasted cash flows were based on extrapolations of current nickel prices, sales volumes and investments. Operational costs and other long-term assumptions were obtained from publicly available industry consultant estimates.

For the purpose of preparing the Unaudited Pro Forma Combined Statement of Income, CVRD assumed an estimated remaining useful life of 20 years, which was based on an analysis of Inco’s estimated mine lives and on the estimated useful lives of other property, plant and equipment. If the allocation to property, plant and equipment increased by 10%, depreciation and depletion expense would increase by US$62 million per year and net income would decrease by US$41 million per year. If the estimated remaining useful life decreased by 10%, depreciation and depletion expense would also increase by US$62 million per year and net income would decrease by US$41 million per year.

(G) This pro forma adjustment is associated with the payments of (i) US$350 million payable by Inco to Phelps Dodge as a break-up fee pursuant to the combination agreement by which Phelps Dodge proposed to acquire Inco and (ii) US$286 million principally related to pension payments and legal and investment banking fees resulting from the change in control of Inco.

(H) The estimated income tax effect of the pro forma adjustments has been recorded based upon the estimated combined deferred income tax rate of approximately 26% for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The business combination is expected to be non-taxable to the respective companies, with Inco’s historical tax bases surviving for income tax reporting purposes. Additional deferred income taxes have been recognized based on the pro forma fair value adjustments to assets and liabilities also using the combined deferred income tax rate of approximately 26%.

Provisions for pro forma income tax expense have been recorded as pro forma adjustments to the pro forma statement of income.

(I) This pro forma adjustment gives effect to US$55 million of payments to be made due to exercise of in-the-money stock options, net of the proceeds to be received upon exercise. CVRD has assumed that all of Inco’s stock options are exercised.

(J) These pro forma adjustments eliminate the historical shareholders’ equity accounts of Inco.

Pro forma weighted average common stock and common stock equivalents outstanding are estimated as follows (in millions):

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Basic	Diluted	Basic	Diluted
Average number of CVRD shares outstanding:
Common shares	1,471,608	1,471,608	1,471,608	1,471,608
Preferred class A shares	955,873	955,873	831,432	831,432

Pro Forma Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

The pro forma ratio of earnings to combined fixed charges and preferred dividends was calculated as follows:

	Year Ended December 31, 2005		Nine Months Ended September 30, 2006
Income before income taxes, equity results and minority interests	US$	4,998	US$	6,642
Fixed charges:
Interest costs - capitalized		189		153
Interest costs - expensed		1,444		1,315
Guaranteed preferred stock dividend		129		210

		1,762		1,678
Amortization of capitalized interest		17		16
Distributed income of equity investees		489		452

		7,266		8,788
Less: Interest capitalized		(189)		(153)

		7,077		8,635

Ratio of earnings to combined fixed charges and preferred dividends		4.02x		5.15x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: November 13, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer